Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of an appearance on the show “Bitcoin for Corporations” by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), on June 11, 2025. A link to the episode is here: https://www.youtube.com/watch?v=p6MsTbcREnQ.

Pierre Rochard 00:00

Pierre, welcome to the Bitcoin for Corporations show. My name is Pierre Richard. I'm here joined with Matt Cole from Strive. Welcome. Matt, welcome to the show. And we're recording this live at the Bitcoin conference in Las Vegas, 2025. This is quite the event. It is the biggest Bitcoin event I've ever been to. What do you think?

Matt Cole 00:21

Yeah. I mean, last year in Nashville, it was massive. This year it took it up even another notch. And I mean, the energy here is off the charts. Just couldn't be more bullish about the future.

Pierre Rochard 00:32

So tell us. There's been a lot of great news coming from Strive the approach of doing a reverse merger to enter into as a Bitcoin Treasury company into the public markets. Really curious to hear about that. And then I heard you speak earlier about Alpha strategies versus beta strategies, so I think it'd be really interesting for the audience to understand what differentiates those two different approaches to the world of Bitcoin finance.

Matt Cole 00:59

Yeah, absolutely. I think just to start in saying Bitcoin Treasury corporations at large, less than 1% of publicly traded companies have Bitcoin on their balance sheet right now. And so I think that's why things like Bitcoin for corporations this podcast are so important, that we are so early. And I think sometimes people will say, oh, we'll Strive now. There's another one, there's another one, there's still less than 1% of companies, and most companies should have Bitcoin on their balance sheet and decide how far that they want to go. In. For us, we're going all in, right? And strategy has gone all in. You've obviously seen a handful of companies that have gone in. Nakamoto is going all in, and, you know, meta planet doing amazing things. And when we went all in, we said, okay, we're all in on a Bitcoin strategy, Treasury strategy, the beta strategies that have been deployed to date. Which beta strategies? What we mean by that, are just leveraged strategies that actually are designed to outperform Bitcoin over the long run, to accrue value to common equity shareholders, increase Bitcoin, Bitcoin per share. Those things are amazing, as you know, but for Strive, we're an asset manager. And my background is actually driving Alpha strategies. That's what I used to do. I did it for 16 years in fixed income space. Our co-founder Vivek actually drove Alpha strategies. He used to run a hedge fund in the biotech industry. So we said, okay, we actually have some differentiation that's unique to us. To it to actually expand how you can even think about a Bitcoin Treasury company. And so, you know, we started with intentionally doing a reverse merger, and other company, like Nakamoto was doing that as well. There's a lot of advantages doing a reverse merger than doing something like a SPAC. Namely that if you do it well one, you actually have access to your shelf on day one. So you can do equity issue issuances, fixed income issuances. You have to wait a year, which is back the year. So that was something that was distinctive. Prior to the alpha strategy, we also laid out the first 351 exchange, where we actually can allow Bitcoin holders that are accredited to give us Bitcoin, we can give them back shares in a tax-free exchange. So it's actually a win-win, because there's actually a liquidity trap for people that have been in Bitcoin. And as we know, Bitcoin goes up into the right all the time, right? We're sitting at $100,000 and you know, people don't, I don't want to pay the government if I don't have to for legal reasons. And if I can get a legal way to exchange some of my

Bitcoin for a share of a Bitcoin Treasury company, I think that's an awesome opportunity. So we're bringing that innovation. But then this week, we had a couple new major announcements. So the first was, we raised $750 million in a PIPE, and then also have warrants that could bring in an additional $750 million and so you know, if you're looking to actually be a major player in the Bitcoin Treasury space, you got to get to a billion dollars. Because when you get to a billion dollars of size, that actually starts the flywheel of the volatility effect that is able to drive the options markets and the ability to do convertible notes on good terms. And I think, you know right now, my assessment of the space is it is very hard to break a company like strategy. Most people in traditional media don't even understand it. They just see the leverage. They get afraid they don't understand Bitcoin, let alone Bitcoin Treasury company. And it says, oh, this whole thing is going to blow up. That's not where we are in this space today. And I think in in any new space as new companies come in, my guess will be that people will over lever. That's just, that's just, I think, how freedom and capital markets work and greed works. But that's not where we are with Bitcoin Treasury companies today, so we will use those leverage strategies. But then on the alpha side, we laid out just three strategies. So you can think about, think about a multi-strat hedge fund, and there's hundreds of these hedge funds, and they outperform every year. We found a couple strategies that were very proprietary to us, leveraging our expertise in the biotech industry, where there's literally $30 billion of trapped cash in the biotech industry, companies that have had a negative clinical trial, but yet they're really well capitalized. Actually, they have typically 100 million, $200 million of cash, but not really a future. And so there's a win-win there, where we can actually merge them into our company. Me and then buy cash based at a 10 to 15% discount, discount by Bitcoin, discounted Bitcoin, right? We're not that's not a leverage strategy. That's just a creative way to get capital Right, right? Bitcoin claims, another one these mount box claims. Why did they trade at a discount? It's not because of the risk on the legal side. It's actually because of the duration risk that they're that they're less liquid than Bitcoin, right? Bitcoin trades 24/7, so that liquidity risk causes them to trade at a 20 to 30% discount. So, you know, again, for a company that has permanent capital, we're not an ETF, we are a Bitcoin Treasury company. We're gonna be world cap has a permanent capital. We can use some of our portfolio take some liquidity risk, because we know we don't need to sell our Bitcoin right and buy bitcoin claims at a discount, and then it kind of builds from there, but adding those on top of a levered Bitcoin strategy. And I think when you think about valuation of companies that can drive alpha, then I think the way to think about valuing them is it should be the m-Nav from the leverage plus the alpha strategy.

Pierre Rochard 06:30

Yeah, that makes a lot of sense. I think that when we think about the biotech example of that alpha strategy, reminds me, in Bitcoin mining of finding wasted energy, stranded energy. Here you're finding stranded capital and putting it to a higher and greater use that then creates that flywheel of increasing shareholder value.

Matt Cole 06:50

Yeah, absolutely. And this is, this is how innovation happens, right? You find an inefficiency in the market that is distinct to you. And if you're an energy expert, and you can find stranded energy. And I mean, we were talking about this before we before we got on stage here is that you think about environmental risk. And we were talking, I was kind of making the pace that before Strive used to push back, and we still do, when there is ESG overreach that constrains capital markets. Right? Bitcoin should be, from a first principles perspective, the most pro ESG asset in the history of any asset, right? Obviously, we know about the scarcity in the bullishness, but just from that, and you look at the E, well, how much energy that was wasted, gas that was just flared as emissions, has now been captured to mine Bitcoin. I mean, that is, that is amazing innovation, right? And, and moving beyond the, you know, the skull. Look at the bad energy, right? Like, like, no, it's, it's a creative.

Pierre Rochard 07:44

Yeah. And then on the other part of it, of the claims and those at a discount, it reminds me of time arbitrage, right? Where a corporation just has a longer time horizon if they're treating this as permanent capital than an individual who has their financial planning needs. And I think that it also reflects the fact that Bitcoin is designed to last forever, and normally, a corporation is designed to last forever as well. You know, it's just a going concern, as we say, whereas us as individuals, we have a lifespan, right? And I think that it's almost an argument that Bitcoin is more appropriate for corporations than for individuals. If you look at it through that lens of what's the time horizon on it?

Matt Cole 08:30

Yeah, I mean, Bitcoin is, I mean, obviously, extremely appropriate for the individual to give freedom to the individual, and then for a corporation, it's different, right? Because a corporation isn't necessarily looking for an opt out to be able to, like, you know, go to any country. What they're looking for is assets that actually maximize value to their shareholders over the long run. And that's where things like claims, where you're actually getting Bitcoin in the future, but you're giving a you're giving liquidity to someone. And you think about some of these mount Gox holders, I mean, these guys have been put through hell for years, right? I mean, now, I guess in a sense, they've been forced to hold Bitcoin as it's risen to $100,000 so that's, that's probably a win. But you can actually give them liquidity. We can take the liquidity. It's not even liquidity risk, but we just take illiquid assets to time, right? And what's interesting is that, you know, if you think of pension, so my background being under pension, the number one source of alpha for pensions is actually the fact that they're a long run investor, and so they'll take liquidity risk to actually drive Alpha. It's not sometimes people think of these things as super complex. Liquidity risk isn't complex. It's just taking advantage. And I mean, I was talking to someone else that you know used today. I used to work at the Harvard endowment and some of the tax structures that give them long run alpha, right? Everybody has to look internal to themselves. A corporation, if you do hard enough, you can probably find a distinct advantage that you have to drive alpha for your shareholders.

Pierre Rochard 09:54

That makes a lot of sense. Now, you mentioned that Strive has a strong track record of pushing back against you. ESG, where it was destroying value instead of creating value. And so do you also see Strives role in the industry of advancing Bitcoin adoption at other corporations through similar forms of activism?

Matt Cole 10:13

Absolutely. So core to our mission is financial freedom. True financial freedom. And so part of that was pushing back against ESG constraints, towards unapologetic capitalism, meritocracy, that your role as a fiduciary is to maximize long run value. Well, how do you maximize long run value? You better have Bitcoin on your balance sheet if you're sitting there on a stockpile of cash that's losing purchasing power. And we go in depth on this. I know you go in depth on this too. And inflation actually hides how much the value of $1 is being eroded, right? Because what's going up the most is actually financial assets. And you see this for the individuals, and especially individuals that don't own Bitcoin, and it's really hard to afford a home. It's really hard to afford having kids. Well, one of the things that's really refreshing to me at the Bitcoin Conference is how many people I meet that have kids, that have flourishing lives, that I'm a Christian, that are people of faith, right, that this community has optimism because they found a great asset, right, that gives the power back to the individual. Well, the same thing can happen to corporations, and I think corporations are screwed when you look at actually AI innovation, the cash that they hold. And I think the opt out is actually putting Bitcoin on the balance sheet.

Pierre Rochard 11:28

All right. Well, thanks for joining us on The Bitcoin for corporations show, Matt, we'll have you on for a longer period in the future. Absolutely.

Matt Cole 11:33

Thanks. Pierre, yeah.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”). The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com. The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.